UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Commission File No. 000-30972

BRADNER VENTURES LTD.
(Translation of registrant's name into English)

Suite 1260, 609 Granville Street, Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BRADNER VENTURES LTD.
Suite 1260 - 609 Granville Street
PO Box 10356
Vancouver, BC V7Y 1G5
604.682.0588 (Telephone)
604.682.0537 (Facsimile)

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of Bradner Ventures Ltd. (the "Company") will be held at the offices of the Company's solicitors, Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Monday, June 2, 2003 at 2:00 pm (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1. To receive and consider the Report of the Directors to the Shareholders;

2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended November 30, 2002;

3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at three (3);

4. To elect directors to hold office until the next annual general meeting of the Company;

5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company;

6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company;

7. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof;

A Proxy Statement and Information Circular and Proxy Form accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company's Board of Directors has fixed April 28, 2003 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Proxy Form because you own shares registered in different names or addresses, each Proxy Form should be completed and returned. The completed form of proxy must be received by the Company or by Computershare Trust Company of Canada by mail or by fax, at any time up to and including 4:00 pm (Vancouver time) on the last business day preceding the day of the Meeting at which such Proxy Form is to be used or with the Chairman of the meeting on the date of the meeting.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 28th day of April, 2003.

By Order of the Board of

BRADNER VENTURES LTD.

/s/ Ron Schmitz
Ron Schmitz
President

BRADNER VENTURES LTD.
Suite 1260 - 609 Granville Street
PO Box 10356
Vancouver, BC V7Y 1G5
604.682.0588 (Telephone)
604.682.0537 (Facsimile)

PROXY STATEMENT AND INFORMATION CIRCULAR

(As at April 14, 2003 except as indicated)

MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders (the "Shareholders") of Bradner Ventures Ltd. (the "Company") by the Board of Directors of the Company in connection with the solicitation by the Company's Board of Directors of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held on Monday, June 2, 2003 at 2:00 pm (Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING AND REVOCABILITY OF PROXY

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed Form of Proxy were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed Form of Proxy must be received by Computershare Trust Company or the office of the Company by mail or by fax, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or with the Chairman of the Meeting on the day of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by an duly authorized officer, or attorney-in-fact for, the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the Form of Proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at #1260 - 609 Granville Street, Vancouver, BC V7Y 1G5 (Attention: Ron Schmitz) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law. Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders. Beneficial Shareholders should return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have their Common Shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

None of the following persons or companies has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors:

    any director or senior officer of the Company at any time since the beginning of the Company's last financial year;

    each proposed nominee for election as a director of the Company; and

    each associate or affiliate of any of the foregoing persons or companies.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue one hundred million (100,000,000) shares divided into seventy-five million (75,000,000) common shares, without par value, and twenty-five million (25,000,000) preference shares, without par value, of which 5,291,284 common shares are issued and outstanding and no preferred shares are issued and outstanding as of April 28, 2003.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on April 28, 2003 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Ron Schmitz	553,764	10.5%
Anthony Knott	626,316	11.8%
Richard Coglon	1,193,143	22.5%

(1) The Company believes that all persons hold legal title and has no knowledge of actual ownership. Based on 5,291,285 common shares issued and outstanding on April 9, 2003

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

The Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at three (3). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:
Name, Country of Ordinary Residence and Position Held with the Company(1)	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(2)	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(2)	Period during which the Nominee is or has been a Director of the Company
RON SCHMITZ* Canada PRESIDENT and DIRECTOR	President, ASI Accounting Services Inc.	553,764	June 23, 1997 to present
ANTHONY KNOTT* Canada DIRECTOR	President and Chief Executive Officer of Central Coast Power Corp., Managing Director of Spirit Trawl Corp. and Spirit Fishing Ltd., President of the Independent Fishermen's CO-OP, Past President of International Power Corp.	626,316	February 4, 2000 to present
RICHARD COGLON* Canada DIRECTOR	President of Rainmaker Enterprises Corp. and President of Heartland Oil and Gas Corp.	1,193,143	November 26, 2001 to present
* Member of Audit Committee

(1) The information as to country of resident and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) The information as to shares beneficially owned or over which a Director/nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees as at April 9, 2003.

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was mailed to the British Columbia Securities Commission and was published in The Province newspaper, Vancouver, British Columbia on April 4, 2003.

The Company does not have an executive committee of its Board of Directors. The Company is required to have an audit committee which is comprised of Anthony Knott and Richard Coglon.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below. For the fiscal year ended November 30, 2002, the Company had one executive officer, being Ron Schmitz.
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Ron Schmitz President(1)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 85,000(2)	Nil Nil Nil	Nil Nil Nil	$20,078(3) $31,341(3) $34,630(3)
Gurdeep Phachu Corporate Secretary	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Levinson(4)	2002 2001 2000	Nil Nil $12,500(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil 440,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Ron Schmitz, the President of the Company since May 19, 2000 and a director of the Company since June 23, 1997, is the President and principal of ASI Accounting Services Inc. ("ASI"). ASI provides the Company with administrative services on a month to month basis, and as such, there is no written agreement between the Company and ASI. ASI also rents office space to the Company at a rate of $500 per month ($6,000 annually)

(2) Mr. Schmitz received 85,000 options at an exercise price of $0.21 per share which options were exercised on January 30, 2002.

(3) Paid to ASI for accounting, rent and general administration fees.

(4) Michael Levinson resigned from his positions as director and the President of the Company on May 19, 2000. Mr. Levinson received a consulting fee of $2,500 per month.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

There were no options granted to the CEO or any Named Executive Officer during the most recently completed financial year.

The aggregated options/SAR exercises during the most recently completed financial year and financial year end option/SAR values are as follows:
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at November 30, 2002 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at November 30, 2002 Exercisable/ Unexercisable
Ron Schmitz	85,000	$17,850	0 / 0	0 / 0
Gurdeep Phachu	5,000	$1,050	0 / 0	0 / 0

There were no options held by the CEO or any Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There are no employment contracts or compensatory plans or arrangements between the Company and a Named Executive Officer.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

There were no stock options granted to directors of the Company during the most recently completed financial year.

OTHER COMPENSATION TO DIRECTORS

No other compensation was paid to directors of the Company during the last completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election as a director of the Company or associates of such persons is or has been indebted to the Company at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Proxy Statement and Information Circular.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since December 1, 2001, being the commencement of the Company's last completed financial year, other than as set forth below none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any Shareholder holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

During the year ended November 30, 2002, the Company paid ASI Accounting Services Inc. fees totalling $20,078 (comprised of approximately $9,000 in accounting fees, approximately $5,078 in general administration fees and $6,000 in rent). One of the Company's directors, Ron Schmitz, is the President and principal of ASI Accounting Services.

As part of the proposed acquisition of Bestshot.com, Inc., the Company entered into a Loan Agreement dated July 13, 2001 with Bestshot.com, Inc. and Bestshot.com Corp., pursuant to which the Company agreed to loan US$350,000 to Bestshot, to be utilized as working capital. One of the Company's directors, Richard Coglon, was also a director, officer and shareholder of Bestshot.com, Inc. and Bestshot.com Corp. at the time of the loan and the proposed acquisition. The Loan Agreement was amended on February 13, 2002 and on March 13, 2002; pursuant to the March 13, 2002 amendment, the loan amount was increased to US$450,000. The principal loan advanced carries an interest rate of 10% per annum. On May 31, 2002, the Company decided not to proceed forward with the proposed acquisition of Bestshot.com, Inc. as Bestshot was unable to complete the terms of the proposed acquisition. As of April 14, 2003, the Company has loaned a total of CDN$584,304 to Bestshot which it has been written-off because Bestshot.com, Inc. went into bankruptcy.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Davidson & Company were first appointed auditor of the Company in February, 1999.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company. As noted in the section titled "Interest of Insiders in Material Transactions", the Company pays certain fees to ASI Accounting Services Inc., whose President, Ron Schmitz, is the President and a director of the Company

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other than the approval of financial statements, setting the number of directors at three (3), electing the directors as nominated, appointing an auditor and authorizing the auditor's remuneration, the management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed Form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

By Order of the Board of
BRADNER VENTURES LTD.

Per: /s/ Ron Schmitz
Ron Schmitz,
President

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

BRADNER VENTURES LTD.

TO BE HELD AT THE OFFICES OF MESSRS. CLARK, WILSON, 8TH FLOOR - 885 WEST GEORGIA STREET, VANCOUVER, BC ON MONDAY, JUNE 2, 2003, AT 2:00 PM (VANCOUVER TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Ron Schmitz, the President and a Director of the Company, or failing him, Gurdeep Phachu, the Secretary of the Company, or in the place of the foregoing, ______________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	Appointment of Davidson & Company, Chartered Accountants, as auditor of the Company	_____	_____

2.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	_____	_____

3.	To determine the number of Directors at three (3)	_____	_____

		For	Withhold
4.	Election of Directors

	To elect Ron Schmitz as a Director	_____	_____
	To elect Anthony Knott as a Director	_____	_____
	To elect Richard Coglon as a Director	_____	_____

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS AND OPTIONS FOR VOTING
Voting by mail:
Computershare Trust Company of Canada 4th Floor - 510 Burrard Street Vancouver, BC V6C 3B9 Fax: 604.683.3694	Bradner Ventures Ltd. Suite 1260 - 609 Granville Street Vancouver, BC V7Y 1G5 Fax: 604.682.0537

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA " or the "COMPANY", by mail or by fax, at any time up to and including 4:00 pm (Vancouver time) on the last business day preceding the day of the Meeting at which such Form of Proxy is to be used or with the Chairman of the Meeting on the day of the Meeting.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

  This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

  If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

  A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

  If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

BRADNER VENTURES LTD.

TO REGISTERED HOLDERS

AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Instrument 54-102 - "Supplemental Mailing List and Interim Financial Statement Exemption" (the "Instrument"):

    registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive interim financial statements for the issuer's first, second and third fiscal quarters; and

    non-registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive interim financial statements for the issuer's first, second and third fiscal quarters.

If you are interested in receiving such interim financial statements, please complete and return this form

NAME OF ISSUER:	BRADNER VENTURES LTD.
NAME OF SHAREHOLDER:
ADDRESS:

SIGNATURE:
I certify that I am a registered shareholder
SIGNATURE
I certify that I am a non-registered shareholder (beneficial holder)
DATE:	, 2003

MAIL TO: Bradner Ventures Ltd.
PO Box 10356 Pacific Centre
Vancouver, BC Canada V7Y 1G5

BRADNER VENTURES LTD.
(A Development Stage Company)

FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

NOVEMBER 30, 2002

DAVIDSON & COMPANY, Chartered Accountants, A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Bradner Ventures Ltd.

We have audited the balance sheets of Bradner Ventures Ltd. as at November 30, 2002 and 2001 and the statements of operations, shareholders' equity (deficiency) and cash flows for the years ended November 30, 2002, 2001 and 2000 and for the period from incorporation on June 23, 1983 to November 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended November 30, 2002, 2001 and 2000 and for the period from incorporation on June 23, 1983 to November 30, 2002 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"
Chartered Accountants
Vancouver, Canada
January 17, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA -
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to shareholders dated January 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"
Chartered Accountants
Vancouver, Canada
January 17, 2003

A Member of SC International

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada V7Y 1G6
Telephone (64) 687-0947 Fax (604) 687-6172

BRADNER VENTURES LTD.
(A Development Stage Company)
BALANCE SHEETS
(Expressed in Canadian Dollars)
AS AT NOVEMBER 30

		2002	2001

ASSETS

Current
Cash and cash equivalents		$2,679	$41,740
Receivables		256	06
Prepaid expenses		500	500

Total assets		$3,435	$43,146

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities		$13,898	$20,871
Accounts payable and accrued liabilities - related parties		23,548	11,355

Total liabilities		37,446	32,226

Shareholders' equity (deficiency)
Capital stock (Note 3)
Authorized
75,000,000	common shares without par value
25,000,000	preferred shares without par value
Issued and outstanding
5,291,284	common shares (2001 - 4,441,547)	4,029,498	3,812,479
Deficit accumulated during the development stage		(4,063,509)	(3,801,559)

Total shareholders' equity (deficiency)		(34,011)	10,920

Total liabilities and shareholders' equity (deficiency)		$3,435	$43,146

Nature and continuance of operations (Note 1)

Contingency (Note 8)
On behalf of the Board:

/s/ Ron Schmitz	Director	/s/ Richard Coglon	Director

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to	Year Ended November 30,
	November 30, 2002	2002	2001	2000

EXPENSES
Amortization	$2,095	$-	$-	$-
Bad debts	248	-	-	-
Bank charges and interest	64,846	2,786	875	2,723
Consulting and secretarial	205,016	-	-	-
Finder's fees	180,727	-	-	-
Management fees	337,781	-	-	-
Mineral property expenses	50,620	-	-	-
Office and miscellaneous (Note 5)	113,710	7,281	7,962	6,869
Professional fees (Note 5)	657,687	44,751	84,903	59,259
Shareholder relations	79,518	7,138	2,896	2,515
Transfer agent and regulatory fees	135,528	7,521	6,137	9,917
Travel and promotion	76,952	729	914	237
Write-down of mineral property	1,456,807	-	-	-

Total expenses	3,361,535	70,206	103,687	81,520

OTHER (INCOME) EXPENSES
Interest income	(25,440)	(1,526)	(5,255)	(8,193)
Gain on debt settlement	(1,303)	-		(1,303)
Gain on option	(1,187,500)	-	-	-
Foreign exchange gain	(1,751)	(34)	-	-
Loss on sale of capital assets	344	-	-	-
Loss on sale of long term investment	630,397	-		19,224
Write-down of advances to affiliate (Note 4)	637,768	193,304	391,000	-
Write-down of long-term investment	649,459	-	-	-

Total other expenses, net	701,974	191,744	385,745	9,728

Net loss for the year	$(4,063,509)	$(261,950)	$(489,432)	$(91,248)

Basic and diluted loss per common share		$(0.05)	$(0.13)	$(0.03)

Weighted average number of common shares outstanding		5,105,271	3,779,723	2,868,081

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total

Balance as at June 23, 1983	-		$-	$-	$-

Balance as at November 30, 1983	-		-	-	-
Shares issued for cash
Share issuance	107,143	$0.07	7,500	-	7,500
Share issuance	31,429	1.05	33,000	-	33,000
Net loss for the year	-		-	-	-

Balance as at November 30, 1984	138,572		40,500	-	40,500
Shares issued for cash	71,429	2.835	202,500	-	202,500
Shares allotted for cash	35,714	2.10	75,000	-	75,000
Shares issued for acquisition of
mineral property	3,571	1.05	3,750	-	3,750
Net loss for the year	-		-	(60,415)	(60,415)

Balance as at November 30, 1985	249,286		321,750	(60,415)	261,335
Share subscriptions refunded	(13,852)	2.10	(29,090)	-	(29,090)
Net loss for the year	-		-	-	-

Balance as at November 30, 1986	235,434		292,660	(60,415)	232,245
Shares issued for cash	12,143	3.15	38,250	-	38,250
Net loss for the year	-		-	(146,697)	(146,697)

Balance as at November 30, 1987	247,577		330,910	(207,112)	123,798
Net loss for the year	-		-	(140,613)	(140,613)

Balance as at November 30, 1988	247,577		330,910	(347,725)	(16,815)
Shares issued for settlement of debts	6,429	3.78	24,300	-	24,300
Shares issued for cash
Private placement	21,429	2.10	45,000	-	45,000
Exercise of options	1,714	3.15	5,400	-	5,400
Net loss for the year	-		-	(17,337)	(17,337)

Balance as at November 30, 1989	277,149		405,610	(365,062)	40,548
Shares issued for acquisition
of mineral property	3,571	14.00	50,000	-	50,000
Shares issued for finder's fee	7,143	3.50	25,000	-	25,000
Shares issued for finder's fee	2,857	14.00	40,000	-	40,000

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total

Continued...

Shares issued for cash
Exercise of warrants	14,286	2.45	35,000	-	35,000
Exercise of options	714	3.50	2,500	-	2,500
Exercise of options	7,143	4.90	35,000	-	35,000
Exercise of options	13,429	5.25	70,500	-	70,500
Exercise of options	1,429	7.77	11,100	-	11,100
Net loss for the year	-		-	(118,112)	(118,112)

Balance as at November 30, 1990	327,721		674,710	(483,174)	191,536
Shares issued for acquisition
of mineral property	14,286	12.60	180,000	-	180,000
Shares issued for acquisition
of mineral property	4,403	19.39	85,366	-	85,366
Shares issued for cash
Private placement	3,286	10.92	35,880	-	35,880
Exercise of warrants	7,143	2.80	20,000	-	20,000
Exercise of options	2,857	4.90	14,000	-	14,000
Exercise of options	4,286	5.25	22,500	-	22,500
Exercise of options	8,457	10.85	91,760	-	91,760
Exercise of options	5,857	13.37	78,310	-	78,310
Shares issued for finder's fees	3,571	10.50	37,500	-	37,500
Shares issued for finder's fees	1,362	11.76	16,017	-	16,017
Shares issued for finder's fees	545	19.39	10,565	-	10,565
Net income for the year	-		-	445,784	445,784

Balance as at November 30, 1991	383,774		1,266,608	(37,390)	1,229,218
Shares issued for cash
Exercise of options	2,971	10.85	32,240	-	32,240
Exercise of options	671	13.37	8,977	-	8,977
Shares issued for finder's fees	3,571	10.50	37,500	-	37,500
Net loss for the year	-		-	(788,460)	(788,460)

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total

Continued...

Balance as at November 30, 1992	390,987		1,345,325	(825,850)	519,475
Shares issued for acquisition
of mineral property	7,143	3.50	25,000	-	25,000
Shares issued for acquisition
of mineral property	3,571	2.80	10,000	-	10,000
Shares issued for acquisition
of mineral property	3,571	4.20	15,000	-	15,000
Shares issued for cash
Exercise of options	35478	2.24	79,470	-	79,470
Exercise of options	22,097	4.34	95,901	-	95,901
Private placement	71,429	2.10	150,000	-	150,000
Shares issued for finder's fee	6,357	2.10	13,350	-	13,350
Shares issued for settlement of debts	36,481	2.17	79,166	-	79,166
Net loss for the year	-		-	(754,698)	(754,698)

Balance as at November 30, 1993	577,114		1,813,212	(1,580,548)	232,664
Shares issued for settlement of debts	61,842	1.82	112,553	-	112,553
Shares issued for cash
Exercise of options	2,857	2.03	5,800	-	5,800
Exercise of warrants	4,143	2.10	8,700	-	8,700
Net loss for the year	-		-	(201,255)	(201,255)

Balance as at November 30, 1994	645,956		1,940,265	(1,781,803)	158,462
Shares issued for acquisition
of mineral property	7,143	3.15	22,500	-	22,500
Shares issued for cash
Exercise of options	31,308	2.94	92,046	-	92,046
Exercise of options	14,714	3.50	51,500	-	51,500
Exercise of options	16,249	2.03	32,986	-	32,986
Exercise of options	4,700	2.17	10,199	-	10,199
Exercise of options	43,176	1.68	72,536	-	72,536
Exercise of options	7,857	2.31	18,150	-	18,150
Exercise of warrants	73,643	2.5	180,425	-	180,425
Exercise of warrants	42,857	1.96	84,000	-	84,000
Private placement	42,857	1.96	84,000	-	84,000
Private placement	14,286	3.15	45,000	-	45,000
Net loss for the year	-		-	(304,564)	(304,564)

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total

Continued...

Balance as at November 30, 1995	944,746		2,633,607	(2,086,367)	547,240
Shares issued for acquisition
of mineral property	2,857	4.20	12,000	-	12,000
Shares issued for cash
Exercise of options	23,714	3.50	82,998	-	82,998
Exercise of options	3,571	3.71	13,250	-	13,250
Exercise of options	14,286	4.13	59,000	-	59,000
Private placement	21,429	2.45	52,500	-	52,500
Exercise of warrants	14,286	3.15	45,000	-	45,000
Net loss for the year	-		-	(102,055)	(102,055)

Balance as at November 30, 1996	1,024,889		2,898,355	(2,188,422)	709,933
Shares issued for acquisition of
interest in mineral property	3,571	1.75	6,250	-	6,250
Shares issued for cash
Exercise of options	21,429	2.71	46,500	-	46,500
Exercise of options	37,857	1.82	68,900	-	68,900
Exercise of options	7,143	2.10	15,000	-	15,000
Net loss for the year	-		-	(150,318)	(150,318)

Balance as at November 30, 1997	1,094,889		3,035,005	(2,338,740)	696,265
Shares issued for cash	15,714	1.05	16,500	-	16,500
Shares issued for settlement of debts	50,613	1.05	53,144	-	53,144
Share issuance costs	-		(2,452)	-	(2,452)
Net loss for the year	-		-	(512,408)	(512,408)

Balance as at November 30, 1998	1,161,216		3,102,197	(2,851,148)	251,049
Shares issued for settlement of debts	58,335	1.05	61,252	-	61,252
Net loss for the year	-		-	(369,731)	(369,731)

Balance as at November 30, 1999	1,219,551		3,163,449	(3,220,879)	(57,430)
Shares issued for settlement of debts - February 2000	617,207	0.15	92,581	-	92,581
Shares issued for cash - March 2000	1,700,000	0.19	323,000	-	323,000
Share issuance costs	-		(1,498)	-	(1,498)
Net loss for the year	-		-	(91,248)	(91,248)

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian Dollars)

	Number of Common Shares Issued	Price	Amount	Deficit Accumulated During the Development Stage	Total

Continued...

Balance as at November 30, 2000	3,536,758		3,577,532	(3,312,127)	265,405
Shares issued for cash - November 2001	125,000	0.32	40,000	-	40,000
Exercise of warrants - July 2001 to November 2001	779,789	0.25	194,947	-	194,947
Net loss for the year	-		-	(489,432)	(489,432)

Balance as at November 30, 2001	4,441,547		3,812,479	(3,801,559)	10,920
Shares issued for cash
Private placement - December 2001	125,000	0.32	39,435	-	39,435
Exercise of options - January 2002	90,000	0.21	18,900	-	18,900
Exercise of warrants - February 2002 to March 2002	634,737	0.25	158,684	-	158,684
Net loss for the year	-		-	(261,950)	(261,950)

Balance as at November 30, 2002	5,291,284		$4,029,498	$(4,063,509)	$(34,011)

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to	Year Ended November 30,
	November 30, 2002	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(4,063,509)	$(261,950)	$(489,432)	$(91,248)
Items not affecting cash:
Amortization	2,095	-	-	-
Bad debts	248	-	-	-
Finder's fees	114,932	-	-	-
Gain on debt settlement	(1,303)	-	-	(1,303)
Gain on option	(1,187,500)	-	-	-
Loss on sale of capital assets	344	-	-	-
Loss on sale of investments	630,397	-		19,224
Write-down of advances to affiliate	637,768	193,304	391,000	-
Write-down of mineral property	1,468,807	-	-	-
Write-down of long-term investment	649,459	-	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(504)	650	1,436	(935)
Increase in prepaid expenses	(500)	-	-	-
Increase in accounts payable and accrued liabilities	459,293	5,220	2,329	4,825

Net cash flows used in operating activities	(1,289,973)	(62,776)	(94,667)	(69,437)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances to affiliate	(224,042)	-	-	-
Capital stock issued for cash	3,169,522	217,019	234,947	321,502

Net cash flows provided by financing activities	2,945,480	217,019	234,947	321,502

- continued -

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Cumulative Amounts from Incorporation on June 23, 1983 to	Year Ended November 30,
	November 30, 2002	2002	2001	2000

Continued...

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of capital assets	(3,038)	-	-	-
Expenditures on mineral properties	(1,121,172)	-	-	-
Proceeds from disposal of capital assets	600	-	-	-
Purchases of investments	(310,025)	-	-	-
Advances to affiliate	(584,304)	(193,304)	(391,000)	-
Proceeds on disposal of investments	365,111	-	-	40,000

Net cash flows provided by (used in)
investing activities	(1,652,828)	(193,304)	(391,000)	40,000

Change in cash and cash equivalents for the year	2,679	(39,061)	(250,720)	292,065

Cash and cash equivalents, beginning of year	-	41,740	292,460	395

Cash and cash equivalents, end of year	$2,679	$2,679	$41,740	$292,460

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on June 23, 1983 and is currently in the business of seeking and identifying suitable business opportunities or business combinations. The Company's common shares are listed on the OTC Bulletin Board under the trading symbol "BVLTF". The Company has not generated significant revenues from operations and is therefore considered to be a development stage company.

On July 4, 2001, the Company announced that it had signed a letter of intent pursuant to which the Company intended to purchase all of the issued and outstanding shares of Bestshot.com Inc. ("Bestshot"). Bestshot, a Nevada company, is a provider of computer generated digital video images and clips, stock footage and related services, to the design and broadcast industry. Closing of the acquisition was subject to a number of conditions, including the preparation and execution of a definitive acquisition agreement and approval by the Company's shareholders. The Company had agreed to effect a 2:1 reverse split (consolidation) of its issued and outstanding capital stock and had agreed to complete a private placement to raise a minimum of US $750,000 at no less than US $1.00 per common share (post consolidation). On January 22, 2002, the Company announced that its shareholders had approved the share exchange agreement between Bestshot and the Company. However, on May 31, 2002, the Company announced that it would not be proceeding with the share exchange agreement with Bestshot as Bestshot was unable to complete the terms of the agreement.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the on-going assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

	2002	2001

Working capital (deficiency)	$(34,011)	$10,920

Deficit accumulated during the development stage	(4,063,509)	(3,801,559)

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Foreign currency translation

Transaction amounts denominated in foreign currencies are translated at exchange rates prevailing at transaction dates. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect the exchange rate at that date. Non-monetary assets and liabilities are translated at the exchange rate on the original transaction date. Gains and losses from restatement of foreign currency monetary and non-monetary assets and liabilities are included in the statements of operations. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in the statements of operations.

Cash and cash equivalents

The Company considers cash held at banks and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. At November 30, 2002 and November 30, 2001, cash and cash equivalents consisted of cash held at banks.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock options

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in Note 3. No compensation expense is recognized for this plan when stock options are granted or exercised. Any consideration received on exercise of stock options is credited to capital stock. If common shares are repurchased, the excess or deficiency of the consideration paid over the carrying amount of the common shares cancelled is charged or credited to contributed surplus or deficit.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Diluted loss per share is not presented separately from basic loss per share as the exercise of any warrants and options would be anti-dilutive.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. CAPITAL STOCK

The following capital stock transactions occurred during the years ended November 30, 2000, 2001 and 2002:

a) Issued 617,207 common shares at a price of $0.15 per share to settle debts of $92,581 on February 4, 2000.

b) Issued 1,700,000 common shares at a price of $0.19 per share for total proceeds of $323,000 in respect of a private placement on March 29, 2000.

c) Issued 125,000 common shares at a price of $0.32 per share for total proceeds of $40,000 in respect of a private placement on November 29, 2001.

d) Issued a total of 779,789 common shares at a price of $0.25 per share for total proceeds of $194,947 in respect of the exercise of warrants on various dates for the year ended November 30, 2001.

e) Issued 125,000 common shares at a price of $0.32 per share for total proceeds of $39,435 in respect of a private placement on December 18, 2001.

f) Issued 90,000 common shares at a price of $0.21 for total proceeds of $18,900 in respect of the exercise of options on January 30, 2002.

g) Issued a total of 634,737 common shares at a price of $0.25 per share for total proceeds of $158,684 in respect of the exercise of warrants on various dates for the year ended November 30, 2002.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

3. CAPITAL STOCK (cont'd...)

Common shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Stock options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company's authorized but unissued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant.

Stock options outstanding as of November 30, 2002 are as follows:

Number of Shares	Exercise Price	Expiry Date

50,000	$ 0.23	June 26, 2011

The following is a summary of the status of stock options outstanding at November 30, 2002:

		Outstanding Options		Exercisable Options
Exercise Price	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise price	Number	Weighted Average Exercise price

$ 0.23	50,000	8.57	$ 0.23	50,000	$ 0.23

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

3. CAPITAL STOCK (cont'd...)

The following is a summary of the activity of the stock option plan during 2002, 2001 and 2000:

	Number of Shares	Weighted Average Exercise Price

Outstanding and exercisable at December 1, 1999	41,857	$1.05
Granted	180,000	0.21
Exercised	-	-
Forfeited	(41,857)	1.05

Outstanding and exercisable at November 30, 2000	180,000	$0.21

Weighted average fair value of options granted during the year	$ 0.26

Outstanding and exercisable at December 1, 2000	180,000	$0.21
Granted	50,000	0.23
Exercised	-	-
Forfeited	-	-

Outstanding and exercisable at November 30, 2001	230,000	$0.21

Weighted average fair value of options granted during the year	$ 0.61

Outstanding and exercisable at December 1, 2001	230,000	0.21
Granted	-	-
Exercised	(90,000)	0.21
Forfeited	(90,000)	0.21

Outstanding and exercisable at November 30, 2002	50,000	$0.23

Weighted average fair value of options granted during the year	$ -

Warrants

Warrants outstanding as of November 30, 2002 are as follows:

Number of Shares	Exercise Price	Expiry Date

125,000	0.39	November 29, 2003
125,000	0.39	December 6, 2003

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

4. WRITE-DOWN OF ADVANCES TO AFFILIATE

The Company advanced a total of $193,304 (2001 - $391,000; 2000 - $Nil) to an affiliated company, Bestshot, during the current fiscal year (Note 5c). The funds were advanced to Bestshot starting on December 4, 2001 for the development of their product line to further enhance growth of Bestshot. The monies advanced by the Company have been spent and expensed by Bestshot. The Company has fully provided for the advances made to Bestshot as the Company announced that it will not be proceeding with the share exchange agreement with Bestshot as Bestshot was unable to complete the terms of the agreement.

5. RELATED PARTY TRANSACTIONS

During the year, the Company entered into transactions with related parties as follows:

a) Paid or accrued $6,000 (2001 - $6,000; 2000 - $6,000) for office rent to a company controlled by a director, which is included in office and miscellaneous expenses.

b) Paid or accrued $14,078 (2001 - $25,341; 2000 - $28,630) in administration and accounting fees to a company of which a director is president, which is included in office and miscellaneous expenses and professional fees.

c) Advanced $193,304 (2001 - $391,000; 2000 - $Nil) to an affiliated company that has a common director. This amount was written-down to nil (2001 - $391,000; 2000 - $Nil) during the year.

Accounts payable and accrued liabilities - related parties of $23,548 (2001 - $11,355; 2000 - $2,145) are due to a company of which a director is president.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6. INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2002	2001	2000

Loss before income taxes	$(261,950)	$(489,432)	$(91,248)

Expected income tax recovery at statutory rate of 42.6% (2001 - 44.6%; 2000 - 44.6%)	$111,591	$218,287	$40,696
Unrecognized benefit of non-capital losses	(70,417)	(131,094)	(40,696)
Unrecognized benefit of capital losses	(41,174)	(87,193)	-

	$-	$-	$-

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

6. INCOME TAXES (cont'd...)

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

Details of future tax assets are as follows:

	2002	2001

Future tax assets:
Non capital loss carryforwards	$371,780	$565,400
Exploration expenses	390,125	408,440
Capital loss carryforwards	124,457	87,193

	886,362	1,061,033

Valuation allowance	(886,362)	(1,061,033)

	$-	$-

Temporary differences giving rise to the future tax assets are primarily the result of net operating loss carryovers, mineral exploration expenses and capital loss carryovers available to offset future taxable income. As of November 30, 2002, 2001 and 2000, the total of these net operating losses, mineral exploration expenses and capital losses was approximately $873,000, $915,800 and $584,300, respectively. The right to claim the net operating loss carryovers will expire at various dates through the taxation year ending November 30, 2009. Because of the uncertainty regarding the Company's ability to utilize the tax assets in future years, an allowance equal to the amount of the future tax asset has been provided. Consequently, the income tax benefits resulting from the utilization of these future tax assets will be recognized in the year in which they are realized for tax purposes.

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions included, the Company issuing Nil (2001 - Nil; 2000 - 617,207) common shares of the Company to settle debts in the amount of $Nil (2001 - $Nil; 2000 - $92,581).

There were no amounts paid for interest or income taxes during the years ended November 30, 2002, 2001 and 2000.

8. CONTINGENCY

Pursuant to a decision of the United States Department of the Interior/Bureau of Land Management ("BLM"), the Company was advised that a Notice of Record of Non-compliance (the "Notice") relating to land reclamation was issued against the Company. The Company was to respond to the Notice and its requirements, which included a US$12,078 (CAD$17,875) purchase of an interim bond and a reclamation plan, by January 6, 2000, at which time the BLM was to be in a position to pursue a court order through the Federal Court system.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

8. CONTINGENCY (cont'd...)

To date, the Company has not responded to the Notice and its requirements and no action has been commenced by the BLM and a reclamation plan has not been submitted. The potential cost of the reclamation work cannot be accurately estimated by the Company because it has not obtained an assessment estimating the costs and scope of work required for the necessary reclamation work. However, the potential liability could exceed the amount of the interim bond of US$12,078 (CAD$17,875). No estimate can be made for the potential liability arising from the reclamation plan because of this reason. Therefore, the outcome of settlement, if any, cannot be determined, and accordingly, no amount of settlement has been accrued on these financial statements. Any amount will be recorded in the year of settlement.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and accounts payable and accrued liabilities - related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the seeking and identification of suitable business opportunities or business combinations in Canada.

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("United States GAAP") and in SEC Regulation S-X are described and quantified below.

i) Stock based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") requires expanded disclosure of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing Accounting Principles Board Opinion No. 25 ("APB 25") rules to recognize and measure compensation are required to disclose the pro-forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition rules of SFAS 123. The Company has elected to continue to use the intrinsic value-based method of APB 25 and has adopted the disclosure requirements of SFAS 123. Canadian GAAP does not require the reporting of any stock based compensation expense in the Company's financial statements.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

10. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

i) Stock based compensation (cont'd...)

Had the compensation expense relating to options accounted for under APB 25 been recognized on the basis of fair value pursuant to SFAS 123, net loss and net loss per share would have been adjusted as follows:

	2002	2001	2000
Loss for the year
As reported	$(261,950)	$(489,432)	$(91,248)

Pro-forma	$(261,950)	$(519,926)	$(137,512)

Basic and diluted loss per share
As reported	$(0.05)	$(0.13)	$(0.03)

Pro-forma	$(0.05)	$(0.14)	$(0.05)

In calculating these amounts, the Company has utilized the Black-Scholes option pricing model to estimate the fair value of the options granted in the periods using the following key assumptions:

	2002	2001	2000

Risk free interest rate	-	3.5%	6.43%
Expected life	-	10 years	2 years
Expected volatility	-	224.97%	231.59%
Expected dividends	-	-	-

ii) Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle. Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

ii) Recent accounting pronouncements (cont'd...)

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, "Accounting for the Impairment on Disposal of Long-lived Assets" ("SFAS 144"), which supersedes Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of". SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") that nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, "Accounting of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9" ("SFAS 147"). SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

BRADNER VENTURES LTD.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
NOVEMBER 30, 2002

11. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd...)

ii) Recent accounting pronouncements (cont'd...)

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and cash flows presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Ron Schmitz
Ron Schmitz, President
Date: May 13, 2003